SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2015

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

2015 Second Quarter Results

Active Cash and Cost Management

in Challenging Market Environment

Q2 Revenue at $473m down (17)% q-o-q

in challenging market conditions

•	Data Acquisition down to $223m due to weak pricing conditions in Marine and low fleet availability rate

•	Equipment down to $107m due to reduced volumes

•	GGR up at $257m, driven by sustained SIR activity and solid Multi-Client sales at $120m up, 21% q-o-q, with a high 106% prefunding rate

Operational performance backed by the

efficient rollout of our Transformation Plan

•	Cost reduction plan on track

•	Fleet production rate at historic high level of 94%

•	Group Operating Income[1] at $(25)m and EBIT[1] at $(9)m

•	Data Acquisition: negative marine margin but positive contribution from the other businesses

•	Equipment: positive performance with a 6% margin

•	GGR: solid and resilient operational margin at 21%

Strong Cash management and Capex discipline

Extended Debt Profile

•	EBITDAs[1] at $112m and Cash Capex at $115m, down 55% y-o-y

•	Q2’15 Free Cash Flow[1] at $(64)m and H1’15 FCF[1] at $(83)m versus $(204)m in H1 last year

•	End-of-June Net Debt/EBITDA ratio at 2.9x. Covenant cap raised to 4.0x until mid-2016

•	Successful 2019 convertible bonds Public Exchange Offer, pushing back the next main debt installment to 2020

•	Additional $50m cut in full-year 2015 total Capex

[1]	Figures before Non-Recurring Charges related to the Transformation Plan

PARIS, France – July 31st 2015 – CGG (ISIN: 0000120164 – NYSE: CGG), world leader in Geoscience, announced today its non-audited 2015 second quarter results.

Commenting on these results, Jean-Georges Malcor, CGG CEO, said:

“We operated this quarter in a very challenging business environment. Equipment and Data Acquisition revenue were down, notably due to strong pressure on marine pricing. However, GGR is up sequentially, due to strong Multi-Client sales and a high prefunding rate.

The efficient rollout of our Transformation and cost reduction Plan is on schedule. All our activities except for marine Data Acquisition made positive contributions to our operating result this quarter.

While the market remains uncertain, we stay focused on tight cash management with further reductions in our annual Capex spending. The success of our 2019 convertible bond Public Exchange Offer and the renegotiation of our covenants improved our financial flexibility and also helped to strengthen our balance sheet.

With our operating performance, the mobilization of our teams around the world, the first positive results of our Transformation Plan and the rebalancing of our portfolio of activities, we have improved our ability to weather the current difficult market conditions the industry is facing.”

Second Quarter 2015 Key Figures

Before Non-Recurring Charges (NRC)

In million $	Second Quarter 2014*	First Quarter 2015*	Second Quarter 2015*
Group Revenue	689	570	473
Equipment	196	125	107
Data Acquisition	481	296	223
Geology, Geophysics & Reservoir (GGR)	300	239	257
Eliminations	(288)	(90)	(114)
EBITDAS	194	145	112
Operating Income	45	18	(25)
Equipment	39	14	7
Data Acquisition	19	(19)	(55)
GGR	63	49	53
Equipment operational margin	19.6%	11.4%	6.3%
Data Acquisition operational margin	3.8%	(6.4)%	(24.6)%
GGR operational margin	20.9%	20.3%	20.7%
EBIT	31	19	(9)
EBIT margin	4.5%	3.3%	(1.9)%
Net Financial Costs	(52)	(47)	(46)
Thereof Cash Component	(39)	(26)	(49)
Free Cash Flow	(53)	(20)	(64)

Second Quarter 2015 Key Figures

After Non-Recurring Charges (NRC)

In million $	Second Quarter 2014*	First Quarter 2015*	Second Quarter 2015*
EBITDAS	98	128	106
Operating Income	(186)	1	(30)
EBIT	(199)	2	(14)
Net Financial Costs	(109)	(47)	(46)
Total Income Taxes	(16)	(9)	(0.5)
Including Deferred Tax on Currency Translation	(3)	(2)	0.5
Net Income	(325)	(55)	(61)
Non-recurring charges (NRC)	(230)	(18)	(5)
Cash Flow from Operations	263	91	80
Free Cash Flow	(58)	(45)	(85)
Net Debt	2,575	2,386	2,497
Capital Employed	6,070	5,137	5,185

First Half 2015 Key Figures

Before Non-Recurring Charges (NRC)

In million $	First Half 2014	First Half 2015
Group Revenue	1,495	1,042
Equipment	403	232
Data Acquisition	1,040	519
Geology, Geophysics & Reservoir (GGR)	590	496
Eliminations	(538)	(205)
Group EBITDAS	383	257
Operating Income	80	(6)
Equipment	80	21
Data Acquisition	20	(74)
GGR	127	102
Equipment operational margin	19.8%	9.0%
Data Acquisition operational margin	1.9%	(14.2)%
GGR operational margin	21.5%	20.5%
Group EBIT	51	10
Group EBIT margin	3.4%	1.0%
Net Financial Costs	(97)	(93)
Thereof Cash Component	(51)	(76)
Free Cash Flow	(204)	(83)

First Half 2015 Key Figures

After Non-Recurring Charges (NRC)

In million $	First Half 2014	First Half 2015
Group EBITDAS	286	234
Operating Income	(151)	(29)
Group EBIT	(181)	(13)
Net Financial Costs	(154)	(93)
Total Income Taxes	(28)	(10)
Including Deferred Tax on Currency Translation	(4)	(1)
Net Income	(364)	(115)
Non-recurring charges	(232)	(23)
Cash Flow from Operations	381	171
Free Cash Flow	(210)	(130)
Net Debt	2,575	2,497
Capital Employed	6,070	5,185

Second Quarter 2015 Financial Results by Division and before non-recurring charges

Equipment

Equipment	Second Quarter 2014	First Quarter 2015	Second Quarter 2015	Variation Year-on- year	Variation Quarter- to- quarter
In million $
Equipment Total Revenue	196	125	107	(46)%	(15)%
External Revenue	148	114	97	(35)%	(15)%
EBITDAs	50	25	17	(66)%	(31)%
Margin	25.5%	19.8%	15.9%	(960)bps	(390)bps
Operating Income	39	14	7	(83)%	(53)%
Margin	19.6%	11.4%	6.3%	(1330)bps	(510)bps
EBIT	39	14	7	(83)%	(53)%
Capital Employed (in billion $)	0.8	0.75	0.7	NA	NA

Equipment division Total Revenue was $107 million, down 46% compared to the second quarter of 2014 and 15% sequentially. Marine equipment sales are impacted by a low level of deliveries linked to a difficult marine market. Land sales benefited from partial deliveries to our Middle East clients.

During the second quarter, marine equipment sales represented 24% of total sales, compared to 43% in the first quarter of 2015. Internal sales represent only 9% of total sales, stable sequentially at a low level. External sales were $97 million, down 15% compared to the first quarter of 2015.

Equipment division EBITDAs was $17 million, a margin of 15.9%.

Equipment division Operating Income was $7 million, a margin of 6.3% thanks to strong and continuing cost reduction measures.

Equipment division Capital Employed was $0.7 billion at the end of June 2015.

Data Acquisition

Data Acquisition	Second Quarter 2014	First Quarter 2015	Second Quarter 2015	Variation Year-on- year	Variation Quarter- to- quarter
In million $
Data Acquisition Total Revenue	481	296	223	(54)%	(24)%
External Revenue	241	217	119	(51)%	(45)%
Total Marine Acquisition	407	249	179	(56)%	(28)%
Total Land and Multi-Physics Acquisition	74	47	44	(40)%	(6)%
EBITDAs	95	44	6	(94)%	(86)%
Margin	19.7%	14.8%	2.7%	(1700)bps	(1210)bps
Operating Income	19	(19)	(55)	(397)%	(191)%
Margin	3.8%	(6.4)%	(24.6)%	(2840)bps	(1820)bps
EBIT	6	(18)	(40)	(739)%	(119)%
Margin	1.3%	(6.1)%	(17.7)%	(1900)bps	(1160)bps
Capital Employed (in billion $)	2.4	1.5	1.5	NA	NA

Data Acquisition division Total Revenue was $223 million, down 54% year-on-year and 24% sequentially. External revenue was $119 million, down 51% year-on-year and 45% quarter-on-quarter.

•	Marine Acquisition revenue was $179 million, down 56% year-on-year and 28% sequentially. Two thirds of the sequential decrease in revenue can be explained by the deteriorated market conditions and one third by a low availability rate this quarter. 42% of the fleet was dedicated to multi-client programs compared to 52% in Q2 2014 and 35% in Q1 2015. The vessel availability rate was 74%. This compares to an 84% availability rate in the first quarter of 2015 and a 94% rate in the second quarter of 2014. This low vessel availability rate is the result of a 10% steaming rate to relocate vessels this quarter from APAC to NALA to execute large tenders won recently, a 13% fleet standby rate mainly due to delays in permitting in Latin America, and a 3% yard time rate. Our vessel production rate was at a historic high of 94% compared to a 92% production rate both last year and in the first quarter of 2015.

•	Land and Multi-Physics Acquisition revenue was $44 million, down 40% year-on-year and 6% sequentially. The restructuring measures implemented in 2014 and 2015 led to a good financial performance by our Land activity.

Data Acquisition Division EBITDAs was $6 million, a margin of 2.7%.

Data Acquisition Division Operating Income was $(55) million.

Data Acquisition Division EBIT was $(40) million. Positive contribution from Investments in Equity can be mainly explained by the positive contributions from the Seabed Geosolutions and Argas JVs.

Data Acquisition EBIT after NRC includes $(0.6) million of non-recurring items linked to the Transformation Plan.

Data Acquisition division Capital Employed was $1.5 billion at the end of June 2015.

Geology, Geophysics & Reservoir (GGR)

GGR	Second Quarter 2014	First Quarter 2015	Second Quarter 2015	Variation Year-on- year	Variation Quarter- to- quarter
In million $
GGR Total Revenue	300	239	257	(14)%	8%
Multi-client	128	99	120	(6)%	21%
Prefunding	92	42	83	(10)%	100%
Subsurface Imaging & Reservoir	172	140	137	(20)%	(2)%
EBITDAs	159	122	138	(13)%	13%
Margin	53.0%	50.9%	53.6%	60bps	270bps
Operating Income	63	49	53	(15)%	9%
Margin	20.9%	20.3%	20.7%	(20)bps	40bps
EBIT	62	49	53	(14)%	9%
Margin	20.5%	20.3%	20.7%	20bps	40bps
Capital Employed (in billion $)	2.9	2.9	3.0	NA	NA

GGR Division Total Revenue was $257 million, down 14% year-on-year and up 8% sequentially.

•	Multi-client revenue was $120 million, down 6% year-on-year and up 21% sequentially.

•	Prefunding revenue was $83 million, down 10% year-on-year and up 100% sequentially. Multi-client cash capex was at $79 million, down 55% year-on-year and up 11% sequentially. The cash prefunding rate was at 106% versus 58% in Q1 2015 and 53% in Q2 2014. This higher prefunding revenue is due to a good level of sales in the North Sea and West Africa.

•	After-sales revenue was $37 million, up 2% year-on-year and down 36% sequentially.

•	Subsurface Imaging & Reservoir revenue was $137 million, down 20% year-on-year and 2% sequentially. Reservoir and Geology revenues, which are traditionally stronger at year-end, were impacted by some delays in Capex spending this quarter.

GGR Division EBITDAs was $138 million, a 53.6% margin.

GGR Division Operating Income was $53 million, a 20.7% margin. This division’s resilience was driven by strong multi-client prefunding, a good performance by Subsurface Imaging and Reservoir (SIR) and our cost reduction efforts. The multi-client depreciation rate totalled 60%, leading to a library Net Book Value of $1,014 million at the end of June, split 13% onshore and 87% offshore.

GGR Division EBIT was $53 million, a 20.7% margin.

GGR EBIT after NRC includes $(4.5) million of non-recurring items linked to the Transformation Plan.

GGR Division Capital Employed was $3.0 billion at the end of June 2015.

Second Quarter 2015 Financial Results before non-recurring charges (NRC)

Group Total Revenue was $473 million, down 31% year-on-year and 17% sequentially. This breaks down to 20% from the Equipment division, 25% from the Data Acquisition division, and 55% from the GGR division.

In million $	Second Quarter 2014	First Quarter 2015	Second Quarter 2015	Variation Year-on- year	Variation quarter- to- quarter
Group Total Revenue	689	570	473	(31)%	(17)%
Equipment	196	125	107	(46)%	(15)%
Data Acquisition	481	296	223	(54)%	(24)%
GGR	300	239	257	(14)%	8%
Eliminations	(288)	(90)	(114)	NA	NA

Group EBITDAs was $112 million, a margin of 23.6%. After NRC, Group EBITDAs was $106 million.

In million $	Second Quarter 2014	First Quarter 2015	Second Quarter 2015	Variation Year-on- year	Variation Quarter- to- quarter
Group EBITDAs	194	145	112	(42)%	(23)%
Margin	28.1%	25.5%	23.6%	(450)bps	(190)bps
Equipment	50	25	17	(66)%	(31)%
Data Acquisition	95	44	6	(94)%	(86)%
GGR	159	122	138	(13)%	13%
Eliminations	(97)	(35)	(41)	NA	NA
Corporate	(13)	(10)	(8)	NA	NA
Non-recurring charges (NRC)	(96)	(18)	(5)	NA	NA

Group Operating Income was $(25) million, a margin of (5.2)%. After NRC, Group Operating Income was $(30) million.

In million $	Second Quarter 2014	First Quarter 2015	Second Quarter 2015	Variation Year-on- year	Variation Quarter- to-quarter
Group Operating Income	45	18	(25)	(155)%	(235)%
Margin	6.5%	3.2%	(5.2)%	(1170)bps	(840)bps
Equipment	39	14	7	(83)%	(53)%
Data Acquisition	19	(19)	(55)	(397)%	(191)%
GGR	63	49	53	(15)%	9%
Eliminations	(61)	(16)	(22)	NA	NA
Corporate	(14)	(10)	(7)	NA	NA
Non-recurring charges (NRC)	(230)	(18)	(5)	NA	NA

Group EBIT was $(9) million, a margin of (1.9)%. After NRC, Group EBIT was $(14) million.

Total non-recurring charges were $5 million.

Net financial costs were $46 million:

•	Cost of debt was $47 million. The total amount of interest paid during the quarter was $49 million

•	Other financial items were a positive contribution of $1 million.

Other Income Taxes totalled $1 million.

Group Net Income was $(61) million after NRC.

After minority interests, Net Income attributable to the owners of CGG was a loss of $(62) million / €(56) million. EPS was negative at $(0.35) / €(0.32).

Cash Flow

Cash Flow from operations was at $101 million compared to $268 million for the second quarter 2014. After NRC, the cash flow from operations was $80 million.

Global Capex was $115 million, up 4% sequentially and down 55% year-on-year.

•	Industrial capex was $26 million, down 6% sequentially and 61% year-on-year

•	Research & Development capex was $10 million

•	Multi-client cash capex was $79 million, up 11% sequentially and down 55% year-on-year

In million $	Second Quarter 2014	First Quarter 2015	Second Quarter 2015
Capex	256	110	115
Industrial	66	27	26
R&D	15	12	10
Multi-client Cash	175	71	79
Marine MC	160	65	74
Land MC	15	6	5

Free Cash Flow

After the payment of interest expenses and Capex and before Non-Recurring Charges, free cash flow was negative at $(64) million compared to $(53) million for the second quarter 2014. After NRC, Free Cash Flow was negative at $(85) million.

Comparison of Second Quarter 2015 with Second Quarter 2014 and First Quarter 2015

Consolidated Income Statements	Second Quarter 2014	First Quarter 2015	Second Quarter 2015
In Million $
Euro/dollar exchange rate	1.37	1.16	1.10
Operating Revenue	689	570	473
Equipment	196	125	107
Data Acquisition	481	296	223
GGR	300	239	257
Elimination	(288)	(90)	(114)
Gross Margin after NRC	132	90	39
Operating Income before NRC	45	18	(25)
Equipment	39	14	7
Data Acquisition	19	(19)	(55)
GGR	63	49	53
Corporate and Eliminations	(75)	(26)	(29)
NRC	(230)	(18)	(5)
Operating Income after NRC	(186)	1	(30)
Equity from Investments before NRC	(13)	1	15
EBIT before NRC	31	19	(9)
EBIT after NRC	(199)	2	(14)
Net Financial Costs	(109)	(47)	(46)
Other Income Taxes	(13)	(7)	(1)
Deferred Tax on Currency Translation	(3)	(2)	0.5
Net Income	(325)	(55)	(61)
Earnings per share in $	(1.85)	(0.31)	(0.35)
Earnings per share in €	(1.34)	(0.27)	(0.32)
EBITDAs after NRC	98	128	106
Equipment	50	25	17
Data Acquisition	95	44	6
GGR	159	122	138
Corporate and Eliminations	(110)	(45)	(49)
NRC	(96)	(18)	(5)
EBITDAs before NRC	194	145	112
Industrial/R&D Capex (including change in fixed assets payables)	87	45	38
MC Cash Capex	175	71	79

First Half 2015 Financial Results

Group Total Revenue was $1.042 billion, down 30% compared to 2014 due to weakening market conditions and perimeter effects. This figure breaks down to 20% from the Equipment division, 32% from the Data Acquisition division and 48% from the GGR division.

In million $	First Half 2014	First Half 2015	Variation
Group Total Revenue	1,495	1,042	(30)%
Equipment	403	232	(42)%
Data Acquisition	1,040	519	(50)%
GGR	590	496	(16)%
Eliminations	(538)	(205)	NA

Group EBITDAs was $257 million, down 33% and representing a 24.6% margin. After NRC, Group EBITDAs was $234 million.

In million $	First Half 2014	First Half 2015	Variation
Group EBITDAs	383	257	(33)%
Margin	25.6%	24.6%	(100)bps
Equipment	102	42	(59)%
Data Acquisition	174	50	(71)%
GGR	318	260	(18)%
Eliminations	(183)	(77)	NA
Corporate Costs	(29)	(18)	NA
Non-recurring charges	(97)	(23)	NA

Group Operating Income was $(6) million, a margin of (0.6)%. After NRC, Group Operating Income was $(29) million. Market conditions deteriorated over the year with a slowdown in client Capex spending and the postponement of projects.

•	The Operating Income margin for Equipment was at 9.0%. The Equipment division showed strong resilience to the market downturn and lower volumes thanks to very efficient cost management and manufacturing flexibility.

•	The Operating Income margin for Data Acquisition was at (14.2)% (excluding NRC), despite a high production rate at 93% and good operational performance. The financial performance of our Data Acquisition division was impacted by difficult pricing conditions and a lower availability rate.

•	The Operating Income margin for GGR was at 20.5% with a solid performance across all the businesses. Multi-Client activity at $219m was at a good level in H1 and the prefunding rate reached 83%.The multi-client depreciation rate totalled 58% leading to a Net Book Value of $1,014 million at the end of June. Subsurface Imaging delivered a good performance notably in North America. Seasonal Reservoir and geology activities were impacted by some delays in clients Capex spending.

In million $	First Half 2014	First Half 2015	Variation
Group Operating Income	80	(6)	(108)%
Margin	5.4%	(0.6)%	(600)bps
Equipment	80	21	(74)%
Data Acquisition	20	(74)	(479)%
GGR	127	102	(20)%
Eliminations	(115)	(37)	NA
Corporate Costs	(31)	(18)	NA
Non-recurring charges	(232)	(23)	NA

Group EBIT was $10 million, down 80%, representing a margin of 1.0%. After NRC, Group EBIT was $(13) million.

Total non-recurring charges were $23 million.

Net financial costs were $93 million:

•	Cost of debt was $90 million. The total amount of interest paid during the first half of the year was $76 million

•	Other financial items showed a loss of $4 million due to the Forex impact.

Other Income Taxes were $8 million, mainly due to foreign deemed and foreign current taxations.

Group Net Income was $(115) million after NRC.

After minority interests, Net Income attributable to the owners of CGG was a loss of $(117) million / €(104) million. EPS was negative at $(0.66) / €(0.59).

Cash Flow

Cash Flow from operations was $217 million before NRC and $171 million after NRC.

Global Capex was $225 million, down 56% year-on-year.

•	Industrial capex was $53 million, down 64% year-on-year

•	Research & Development capex was $22 million

•	Multi-client cash capex was $150 million, down 55% year-on-year

In million $	First Half 2014	First Half 2015
Capex	508	225
Industrial	146	53
R&D	31	22
Multi-client Cash	331	150
Marine MC	304	140
Land MC	27	11

Free Cash Flow

After the payment of interest expenses and Capex and before Non-Recurring Charges, free cash flow was negative at $(83) million compared to $(204) million for the first half 2014. After NRC, Free Cash Flow was negative at $(130) million.

Balance Sheet

Debt Management

As part of our dynamic management of the debt characteristics and balance sheet structure, CGG proposed in June 2015 to the 2019 Convertible Bondholders (€360m) an Exchange Offer for a new 2020 Convertible Bond with a more favorable conversion strike (€12.86) and an increased coupon (1.75%), paid by and paying for a one-year extension of the maturity date.

This Financial Operation was approved by 97% of votes at the Shareholders General Meeting on May 29th, and the take-up rate of the Exchange Offer was 90.3%. The exchange took place on June 26th.

Net Debt to Equity Ratio:

Group gross debt was $2.721 billion at the end of June 2015. Available cash was $224 million and Group net debt was $2.497 billion.

Net debt to shareholders equity ratio, at the end of June 2015, was 95% compared to 90%, at the end of December 2014.

The Group’s Liquidity, corresponding to the sum of the cash balance and the undrawn portion of the revolving credit facilities, amounted to $472m at the end of June 2015.

First Half 2015 Comparisons with First Half 2014

Consolidated Income Statements
In Million $	First Half 2014	First Half 2015
Euro/dollar exchange rate	1.37	1.13
Operating Revenue	1,495	1,042
Equipment	403	232
Data Acquisition	1,040	519
GGR	590	496
Elimination	(538)	(205)
Gross Margin after NRC	266	129
Operating Income before NRC	80	(6)
Equipment	80	21
Data Acquisition	20	(74)
GGR	127	102
Corporate and Eliminations	(147)	(55)
NRC	(232)	(23)
Operating Income after NRC	(151)	(29)
Equity from Investments before NRC	(30)	16
EBIT before NRC	51	10
EBIT after NRC	(181)	(13)
Net Financial Costs	(154)	(93)
Other Income Taxes	(24)	(8)
Deferred Tax on Currency Translation	(4)	(1)
Net Income	(364)	(115)
Earnings per share in $	(2.07)	(0.66)
Earnings per share in €	(1.51)	(0.59)
EBITDAs after NRI	286	234
Equipment	102	42
Data Acquisition	174	50
GGR	318	260
Corporate and Eliminations	(211)	(95)
NRC	(97)	(23)
EBITDAs before NRC	383	257
Industrial/R&D Capex (including change in fixed assets payables)	188	83
MC Cash Capex	331	150

Other Information

An English language analysts conference call is scheduled today at 9:00 am (Paris time) – 8:00 am (London time)

To follow this conference, please access the live webcast:

From your computer at:	www.cgg.com

A replay of the conference will be available via webcast on the CGG website at: www.cgg.com.

For analysts, please dial the following numbers 5 to 10 minutes prior to the scheduled start time:

France call-in UK call-in Access code	+33(0)1 76 77 22 21 +44(0)20 3427 1906 1262565

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 8,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in millions of U.S.$, unless indicated	June 30, 2015 (unaudited)	December 31, 2014

ASSETS
Cash and cash equivalents	223.6	359.1
Trade accounts and notes receivable, net	777.3	942.5
Inventories and work-in-progress, net	381.7	417.3
Income tax assets	109.0	145.9
Other current assets, net	118.0	126.5
Assets held for sale, net	33.7	38.3
Total current assets	1,643.3	2,029.6
Deferred tax assets	79.2	98.2
Investments and other financial assets, net	154.6	141.8
Investments in companies under equity method	156.7	137.7
Property, plant and equipment, net	1,112.3	1,238.2
Intangible assets, net	1,432.9	1,373.8
Goodwill, net	2,037.8	2,041.7
Total non-current assets	4,973.5	5,031.4
TOTAL ASSETS	6,616.8	7,061.0

LIABILITIES AND EQUITY
Bank overdrafts	1.3	2.9
Current portion of financial debt	73.1	75.7
Trade accounts and notes payable	321.2	444.2
Accrued payroll costs	170.0	222.5
Income taxes liability payable	40.7	72.2
Advance billings to customers	61.9	54.4
Provisions – current portion	92.3	106.0
Other current liabilities	167.7	231.8
Total current liabilities	928.2	1,209.7
Deferred tax liabilities	140.0	153.8
Provisions – non-current portion	193.3	220.3
Financial debt	2,646.4	2,700.3
Other non-current liabilities	20.7	30.7
Total non-current liabilities	3,000.4	3,105.1

Common stock 279,975,612 shares authorized and 177,065,192 shares with a €0.40 nominal value issued and outstanding at June 30, 2015 and 177,065,192 at December 31, 2014	92.8	92.8

Additional paid-in capital	1,409.7	3,180.4
Retained earnings	1,187.9	562.0
Other reserves	119.7	64.7
Treasury shares	(20.6)	(20.6)
Net income (loss) for the period attributable to owners of CGG SA	(117.0)	(1,154.4)
Cumulative income and expense recognized directly in equity	(6.2)	(7.6)
Cumulative translation adjustment	(25.3)	(24.3)
Equity attributable to owners of CGG SA	2,641.0	2,693.0
Non-controlling interests	47.2	53.2
Total equity	2,688.2	2,746.2
TOTAL LIABILITIES AND EQUITY	6,616.8	7,061.0

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Six months ended June 30,
Amounts in millions of U.S.$, except per share data or unless indicated	2015	2014

Operating revenues	1,042.1	1,495.3
Other income from ordinary activities	0.8	0.9
Total income from ordinary activities	1,042.9	1,496.2
Cost of operations	(913.7)	(1,230.2)
Gross profit	129.2	266.0
Research and development expenses, net	(47.5)	(54.0)
Marketing and selling expenses	(45.8)	(59.7)
General and administrative expenses	(50.0)	(79.2)
Other revenues (expenses), net	(14.8)	(224.5)
Operating income	(28.9)	(151.4)
Expenses related to financial debt	(90.6)	(110.9)
Income provided by cash and cash equivalents	1.0	0.9
Cost of financial debt, net	(89.6)	(110.0)
Other financial income (loss)	(3.6)	(44.4)
Income (loss) of consolidated companies before income taxes	(122.1)	(305.8)
Deferred taxes on currency translation	(1.2)	(4.2)
Other income taxes	(8.3)	(23.9)
Total income taxes	(9.5)	(28.1)
Net income (loss) from consolidated companies	(131.6)	(333.9)
Share of income (loss) in companies accounted for under equity method	16.2	(29.7)
Net income (loss)	(115.4)	(363.6)
Attributable to:
Owners of CGG SA	$(117.0)	(366.9)
Owners of CGG SA (1)	€(103.9)	(267.3)
Non-controlling interests	$1.6	3.3

Weighted average number of shares outstanding	177,065,192	176,905,393
Dilutive potential shares from stock-options	(2)	(2)
Dilutive potential shares from performance share plans	(2)	(2)
Dilutive potential shares from convertible bonds	(2)	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive	177,065,192	176,905,393
Net income (loss) per share
Basic	$(0.66)	(2.07)
Basic (1)	€(0.59)	(1.51)
Diluted	$(0.66)	(2.07)
Diluted (1)	€(0.59)	(1.51)

(1)	Converted at the average exchange rate of U.S.$1.1256 and U.S.$1.3726 per € for the periods ended June 30, 2015 and 2014, respectively.
(2)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended June 30,
Amounts in millions of U.S.$, except per share data or unless indicated	2015	2014

Operating revenues	472.6	689.1
Other income from ordinary activities	0.4	0.5
Total income from ordinary activities	473.0	689.6
Cost of operations	(433.9)	(557.7)
Gross profit	39.1	131.9
Research and development expenses, net	(21.4)	(27.6)
Marketing and selling expenses	(22.1)	(30.2)
General and administrative expenses	(23.5)	(37.3)
Other revenues (expenses), net	(1.7)	(222.7)
Operating income	(29.6)	(185.9)
Expenses related to financial debt	(47.7)	(62.7)
Income provided by cash and cash equivalents	0.5	0.3
Cost of financial debt, net	(47.2)	(62.4)
Other financial income (loss)	1.0	(46.9)
Income (loss) of consolidated companies before income taxes	(75.8)	(295.2)
Deferred taxes on currency translation	0.5	(3.2)
Other income taxes	(1.0)	(13.0)
Total income taxes	(0.5)	(16.2)
Net income (loss) from consolidated companies	(76.3)	(311.4)
Share of income (loss) in companies accounted for under equity method	15.4	(13.2)
Net income (loss)	(60.9)	(324.6)
Attributable to:
Owners of CGG SA	$(61.5)	(326.5)
Owners of CGG SA (1)	€(55.9)	(237.8)
Non-controlling interests	$0.6	1.9

Weighted average number of shares outstanding	177,065,192	176,919,920
Dilutive potential shares from stock-options	(2)	(2)
Dilutive potential shares from performance share plans	(2)	(2)
Dilutive potential shares from convertible bonds	(2)	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive	177,065,192	176,919,920
Net income (loss) per share
Basic	$(0.35)	(1.85)
Basic (1)	€(0.32)	(1.34)
Diluted	$(0.35)	(1.85)
Diluted (1)	€(0.32)	(1.34)

(1)	Corresponding to the half-year amount in euros less the first quarter amount in euros.
(2)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

UNAUDITED ANALYSIS BY SEGMENT

	Six months ended June 30,
	2015					2014
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Acquisition	GGR	Equipment	Eliminations and Other	Consolidated Total	Acquisition	GGR	Equipment	Eliminations and Other	Consolidated Total

Revenues from unaffiliated customers	335.3	496.4	210.4	—	1,042.1	593.9	589.7	311.7	—	1,495.3
Inter-segment revenues	183.6	—	21.6	(205.2)	—	446.1	—	90.9	(537.0)	—

Operating revenues	518.9	496.4	232.0	(205.2)	1,042.1	1,040.0	589.7	402.6	(537.0)	1,495.3

Depreciation and amortization (excluding multi-client surveys)	(123.9)	(35.8)	(20.8)	—	(180.5)	(230.9)	(37.3)	(43.2)	—	(311.4)
Depreciation and amortization of multi-client surveys	—	(126.2)	—	—	(126.2)	—	(194.6)	—	—	(194.6)

Operating income	(90.3)	95.6	20.9	(55.1)	(28.9)	(149.9)	86.1	58.0	(145.6)	(151.4)

Share of income in companies accounted for under equity method (1)	16.2	—	—	—	16.2	(28.3)	(1.4)	—	—	(29.7)
Earnings before interest and tax (2)	(74.1)	95.6	20.9	(55.1)	(12.7)	(178.2)	84.7	58.0	(145.6)	(181.1)
Capital expenditures (excluding multi-client surveys) (3)	33.0	29.5	12.0	8.1	82.6	103.8	34.7	38.1	11.8	188.4
Investments in multi-client surveys, net cash	—	150.4	—	—	150.4	—	331.0	—	—	331.0

Capital employed	1.5	3.0	0.7	—	5.2	2.4	2.9	0.8	—	6.1

Total identifiable assets	2.1	3.2	0.9	—	6.2	2.9	3.2	1.1	0.1	7.3

(1)	Share of operating results of companies accounted for under equity method were U.S.$22.3 million and U.S.$(26.2) million for the six months ended June 30, 2015 and 2014, respectively.
(2)	At the Group level, Operating Income and EBIT before costs related to the Transformation Plan amount respectively to U.S.$(6.3) million and U.S.$9.9 million for the six months ended June 30, 2015, compared to U.S.$80.4 million and U.S.$50.7 million respectively for the six months ended June 30, 2014.

For the six months ended June 30, 2015, Acquisition EBIT includes U.S.$(16.4) million of restructuring costs, net of reversal of provisions, linked to the Transformation Plan (mainly provisions for redundancy costs).

For the six months ended June 30, 2014, Acquisition EBIT included:

(i)	U.S.$(117.4) million related to the Marine and Land Transformation Plan, of which U.S.$(93.5) million relating to redundancies costs, facilities exit costs and provisions for onerous contracts and U.S.$(23.9) million relating mainly to impairment of marine fixed equipment;

(ii)	U.S.$(52.0) million impairment of our investment in the SBGS JV (Seabed Geosolutions BV) accounted for under equity method;

(iii)	and a net gain arising from the sale of 2% of Ardiseis FZCO amounting to U.S.$11.1 million.

For the six months ended June 30, 2015, GGR EBIT also includes U.S.$(6.2) million of restructuring costs linked to the Transformation Plan. For the six months ended June 30, 2014, GGR EBIT included a U.S.$(36.7) million impairment of 2007-2009 Brazilian multi-client surveys; and redundancies and facilities exit costs for U.S.$(4.0) million.

For the six months ended June 30, 2014, Equipment EBIT included a U.S.$(21.7) million impairment of intangible assets.

For the six months ended June 30, 2015 and June 30, 2014, “eliminations and other” includes U.S.$(17.6) million and U.S.$(31.1) million of general corporate expenses, respectively.

(3)	Capital expenditures include capitalized development costs of U.S.$(21.5) million and U.S.$(31.0) million for the six months ended June 30, 2015 and 2014, respectively. “Eliminations and other” corresponds to the variance of suppliers of assets for the period.

	Three months ended June 30,
	2015					2014
In millions of U.S.$	Acquisition	GGR	Equipment	Eliminations and Other	Consolidated Total	Acquisition	GGR	Equipment	Eliminations and Other	Consolidated Total

Revenues from unaffiliated customers	118.6	257.4	96.6	—	472.6	241.0	299.8	148.3	—	689.1
Inter-segment revenues	104.7	—	10.1	(114.8)	—	239.7	—	48.1	(287.8)	—

Operating revenues	223.3	257.4	106.7	(114.8)	472.6	480.7	299.8	196.4	(287.8)	689.1

Depreciation and amortization (excluding multi-client surveys)	(61.3)	(16.8)	(10.3)	—	(88.4)	(153.2)	(20.9)	(33.3)	—	(207.4)
Depreciation and amortization of multi-client surveys	—	(72.5)	—	—	(72.5)	—	(114.4)	—	—	(114.4)

Operating income	(55.6)	48.7	6.7	(29.4)	(29.6)	(150.4)	22.6	16.7	(74.8)	(185.9)

Share of income in companies accounted for under equity method (1)	15.4	—	—	—	15.4	(12.1)	(1.1)	—	—	(13.2)
Earnings before interest and tax (2)	(40.2)	48.7	6.7	(29.4)	(14.2)	(162.5)	21.5	16.7	(74.8)	(199.1)
Capital expenditures (excluding multi-client surveys) (3)	13.9	14.0	7.7	2.0	37.6	45.1	16.8	19.2	5.5	86.6
Investments in multi-client surveys, net cash	—	78.9	—	—	78.9	—	175.1	—	—	175.1

(1)	Share of operating results of companies accounted for under equity method were U.S.$17.3 million and U.S.$(11.9) million for the three months ended June 30, 2015 and 2014, respectively.
(2)	At the Group level, Operating Income and EBIT before costs related to the Transformation Plan amount respectively to U.S.$(24.5) million and U.S.$(9.1) million for the three months ended June 30, 2015, compared to U.S.$44.6 million and U.S.$31.4 million respectively for the three months ended June 30, 2014.

For the three months ended June 30, 2015, Acquisition EBIT includes U.S.$(0.6) million of restructuring costs, net of reversal of provisions, linked to the Transformation Plan.

For the three months ended June 30, 2014, Acquisition EBIT included:

(i)	U.S.$(116.7) million related to the Marine and Land Transformation Plan, of which U.S.$(92.8) million relating to redundancies costs, facilities exit costs and provisions for onerous contracts and U.S.$(23.9) million relating mainly to impairment of marine fixed equipment;

(ii)	U.S.$(52.0) million impairment of our investment in the SBGS JV accounted for under equity method;

(iii)	and a net gain arising from the sale of 2% of Ardiseis FZCO amounting to U.S.$11.1 million.

For the three months ended June 30, 2015, GGR EBIT also includes U.S.$(4.5) million of restructuring costs linked to the Transformation Plan. For the three months ended June 30, 2014, GGR EBIT included a U.S.$(36.7) million impairment of 2007-2009 Brazilian multi-client surveys; and redundancies and facilities exit costs for U.S.$(3.4) million.

For the three months ended June 30, 2014, Equipment EBIT included a U.S.$(21.7) million impairment of intangible assets.

For the three months ended June 30, 2015 and June 30, 2014, “eliminations and other” includes U.S.$(7.2) million and U.S.$(13.9) million of general corporate expenses, respectively.

(3)	Capital expenditures include capitalized development costs of U.S.$(9.8) million and U.S.$(15.1) million for the three months ended June 30, 2015 and 2014, respectively. “Eliminations and other” corresponds to the variance of suppliers of assets for the period.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended June 30,
Amounts in millions of U.S.$	2015	2014

OPERATING
Net income (loss)	(115.4)	(363.6)
Depreciation and amortization	180.5	311.4
Multi-client surveys depreciation and amortization	126.2	194.6
Depreciation and amortization capitalized to multi-client surveys	(43.2)	(72.6)
Variance on provisions	(31.9)	74.7
Stock based compensation expenses	(0.2)	3.8
Net gain (loss) on disposal of fixed assets	(0.8)	(7.1)
Equity income (loss) of investees	(16.2)	29.7
Dividends received from affiliates	4.1	29.9
Other non-cash items	(5.6)	45.5
Net cash including net cost of financial debt and income tax	97.5	246.3
Add back net cost of financial debt	89.6	110.0
Add back income tax expense	9.5	28.1
Net cash excluding net cost of financial debt and income tax	196.6	384.4
Income tax paid	(10.4)	(67.7)
Net cash before changes in working capital	186.2	316.7
- change in trade accounts and notes receivable	133.8	143.9
- change in inventories and work-in-progress	13.3	20.5
- change in other current assets	16.9	(20.7)
- change in trade accounts and notes payable	(110.8)	(34.5)
- change in other current liabilities	(76.0)	(44.8)
Impact of changes in exchange rate on financial items	7.1	(0.2)
Net cash provided by operating activities	170.5	380.9
INVESTING
Capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(82.6)	(188.4)
Investment in multi-client surveys, net cash	(150.4)	(331.0)
Proceeds from disposals of tangible and intangible assets	8.4	2.4
Total net proceeds from financial assets	4.4	1.2
Acquisition of investments, net of cash and cash equivalents acquired	(19.3)	(6.5)
Impact of changes in consolidation scope	—	—
Variation in loans granted	(13.1)	—
Variation in subsidies for capital expenditures	(0.6)	—
Variation in other non-current financial assets	0.8	(2.8)
Net cash used in investing activities	(252.4)	(525.1)
FINANCING
Repayment of long-term debts	(191.3)	(1,070.7)
Total issuance of long-term debts	233.4	1,215.0
Lease repayments	(4.1)	(4.3)
Change in short-term loans	(1.6)	(2.6)
Financial expenses paid	(75.6)	(71.8)
Net proceeds from capital increase
- from shareholders	—	0.1
- from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements
- to shareholders	—	—
- to non-controlling interests of integrated companies	(7.5)	(35.5)
Acquisition/disposal from treasury shares		—
Net cash provided by (used in) financing activities	(46.7)	30.2
Effects of exchange rates on cash	(6.9)	(0.7)
Impact of changes in consolidation scope	—	(30.0)
Net increase (decrease) in cash and cash equivalents	(135.5)	(144.7)
Cash and cash equivalents at beginning of year	359.1	530.0
Cash and cash equivalents at end of period	223.6	385.3

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date July 31st, 2015	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO